COMMENTS RECEIVED ON APRIL 14, 2016

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 89

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

AMENDMENT NO. 53

1. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the funds' debt securities.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

2. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes."

C: The Staff requests a separate risk for high yield junk bonds.

R: We believe that the risks associated with investing in lower-quality debt securities are described in "Issuer - Specific Changes" and "Interest Rate Changes", as applicable, and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

3. All funds

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 89; Fidelity Hanover Street Trust (File No. 811-03466), Amendment No. 53

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R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

4. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 89; Fidelity Hanover Street Trust (File No. 811-03466), Amendment No. 53

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5. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of the fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund's derivatives will not be included toward the 80% policy.

R: Though we understand that in appropriate circumstances derivatives may qualify for the fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

6. Fidelity VIP Investment Grade Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes."

C: The Staff requests a separate risk for junk bonds.

R: We believe that the risks associated with investing in lower-quality debt securities are described in "Issuer - Specific Changes," "Interest Rate Changes," and "Prepayment," as applicable, and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

7. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principle Investment Risk"

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests we add a separate risk for derivatives.

R: The fund believes that the risks associated with investing in derivatives are described in "Issuer - Specific Changes" and "Leverage Risk" in the Fund Basics section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 89; Fidelity Hanover Street Trust (File No. 811-03466), Amendment No. 53

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8. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.